U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25
NOTIFICATION OF LATE FILING

SEC File Number 000-27239

☐Form 10-K  ☐Form 20-F ☐Form 11-K ☑ Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ending: February 29, 2016

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Q BioMed Inc.

Address of Principal Executive Office:

c/o Sanders Ortoli Vaughn-Flam Rosenstadt LLP
501 Madison Avenue,
New York, NY 10022

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-Q will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-Q for the period ended February 29, 2016 due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Denis Corin: 212-588-0022

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X] YES [  ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Q BioMed Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Q BioMed Inc.

Dated: April 14, 2016	By:	/s/ Denis Corin
Denis Corin
CEO